Mail Stop 3561

March 21, 2007

Mr. Matthew H. Paull
Chief Financial Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

      RE: **McDonald's Corporation**
             Form 10-K for the year ended December 31, 2006
             Filed February 26, 2007
             File No. 001-05231

Dear Mr. Paull:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Consolidated Statement of Cash Flows, page 32

1.   In future filings, please revise to include the effect of exchange rate changes as a
        separate part of the reconciliation of the change in cash and cash equivalents.
        Refer to SFAS 95, paragraph 25.

Notes to Consolidated Financial Statements, page 34
Discontinued Operations, page 38

2.   We note the disclosure indicating that the company completely separated from
        Chipotle through a non-cash tax-free exchange of its 16.5 million shares of
        Chipotle class B common stock in exchange for 18.6 million shares of its
        common stock and recognized a tax-free gain of $479.6 million. Please tell us
        and revise future filings to explain in further detail how you calculated or
        determined the amount of the gain recognized in connection with this transaction.
        As part of your response, please tell us the carrying value of your investment in
        Chipotle at the time this transaction occurred and tell us how you valued the 18.6
        million shares of common stock received in connection with this transaction. We
        may have further comment upon receipt of your response.

3.   Also, please revise the notes to your financial statements in future filings to
        include all of the disclosures required by paragraph 47 of SFAS No.144, as
        applicable, with respect to the Chipotle business that has been disposed of.

4.   In addition, please reconcile the cash proceeds received by the company from the
        sale of Chipotle shares of $329.1 as disclosed on page 38 with the amount
        reflected in the cash flow statement of 2006 of $281.7 million.

Impairment and Other Charges (Credits), Net, page 38

5.   We note that in 2005 and 2006 you have transferred ownership interests in
        restaurants to developmental licensees and recognize related gains and losses.
        Please tell us and revise future filings to expand your disclosures to include your
        accounting for such transactions including the nature and amount of the
        consideration received in these transactions, how you determine the value of the
        assets transferred, and how you determine the related gain or loss. Please also tell
        us the accounting literature upon which you relied in determining that recognition
        of gains and losses is appropriate.

Franchise Arrangements, page 40

6. Since franchise operations are a significant component of your operations, please revise the notes to your financial statements in future filings to disclose the number of franchises sold during the period, the number of franchises purchased during the period, the number of franchised outlets in operation and the number of company owned locations in operation. Refer to the disclosure requirements outlined in paragraph 23 of SFAS No.45.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Matthew H. Paull
McDonald's Corporation
March 21, 2007
Page 4

You may contact Heather Clark at (202) 551-3624 or me at (202) 551-3813 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief